EXHIBIT 12.1

RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31, 2012	Year Ended December 31, 2011	Seven Months Ended December 31, 2010	Year Ended May 31,
(In thousands)				2010	2009	2008
Income (loss) before income taxes	($17,460)	$117,479	($2,959)	$103,536	$44,398	$40,154
Plus fixed charges:
Interest expense	11,121	13,546	7,796	1,481	1,692	296
Debt cost amortization	5,066	5,264	1,891	512	470	0
Write off of unamortized deferred debt issuance costs	0	1,940	0	0	0	0
Portion of rents representative of an appropriate interest factor	6,158	6,734	3,664	3,439	3,295	2,990

Total fixed charges (1)	$22,345	$27,484	$13,351	$5,432	$5,457	$3,286
Adjusted earnings (2)	$4,885	$144,963	$10,392	$108,968	$49,855	$43,440
Ratio (2 divided by 1)	0.2	5.3	0.8	20.1	9.1	13.2
Fixed charges deficiency	$17,460	$0	$2,959	$0	$0	$0
Rent Expense	$18,493	$20,223	$11,003	$10,328	$9,895	$8,980
Interest Factor at 33.3%	33.3%	33.3%	33.3%	33.3%	33.3%	33.3%

Portion of rents representative of an appropriate interest factor	$6,158	$6,734	$3,664	$3,439	$3,295	$2,990